25002639

JNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52074

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Midwestern Securities Trading Company, LLC

SEC Mail Processing
APR 02 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

235 Everett Street, P.O. Box 2528
(No. and Street)

East Peoria	Illinois	61611
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nathan White	(309) 6996786	nwhite@midwesternsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nathan White, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Midwestern Securities Trading Co, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHEERA OAKLEY
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
February 23, 2027

NOTARY PUBLIC STATE OF ILLINOIS

Signature: [signature]

Title: CFO

SEC Mail Processing

APR 02 2025

Washington, DC

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Midwestern Securities Trading Company, LLC & Subsidiary

Report on Audit of Consolidated Financial Statements

December 31, 2024

THOMAS FAUST, CPA
Certified Public Accountant

MIDWESTERN SECURITIES TRADING COMPANY, LLC & SUBSIDIARY
TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Members
Midwestern Securities Trading Company, LLC & Subsidiary

Opinion on the Financial Statements

I have audited the accompanying consolidated statement of financial condition of Midwestern Securities Trading Company, LLC & Subsidiary, as of December 31, 2024, the related consolidated statements of income and comprehensive income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Midwestern Securities Trading Company, LLC & Subsidiary as of December 31, 2024 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Midwestern Securities Trading Company, LLC & Subsidiary's management. My responsibility is to express an opinion on Midwestern Securities Trading Company, LLC & Subsidiary's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Midwestern Securities Trading Company, LLC & Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of Midwestern Securities Trading Company, LLC & Subsidiary's financial statements. The supplemental information is the responsibility of Midwestern Securities Trading Company, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 17, 2025

MIDWESTERN SECURITIES TRADING COMPANY, LLC & SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

		2024
ASSETS		
ASSETS		
Cash and cash equivalents	$	975,317
Marketable investments		1,667,128
Commissions receivables		68,171
Advances		45,492
Prepaid expenses		97,981
TOTAL CURRENT ASSETS		2,854,089
PROPERTY, PLANT AND EQUIPMENT		
Buildings		385,799
Leasehold improvements		219,464
Furniture and equipment		343,310
		948,573
Less: Accumulated depreciation		(213,831)
		734,742
Land		50,000
NET PROPERTY, PLANT AND EQUIPMENT		784,742
OTHER ASSETS		
Goodwill, net of accumulated amortization		2,696,653
Loan costs, net of accumulated amortization		910
TOTAL OTHER ASSETS		2,697,563
TOTAL ASSETS	$	6,336,394

The accompanying notes are an integral part of the financial statements.

MIDWESTERN SECURITIES TRADING COMPANY, LLC & SUBSIDIARY
CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024

	2024
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Current maturities of long-term obligations	50,541
Current unearned revenue	200,000
Commissions payable	62,324
Accounts payable	238,357
Accrued expenses	54,979
TOTAL CURRENT LIABILITIES	606,201
LONG-TERM OBLIGATIONS	
Contract payable, less current maturities	2,446,178
Mortgage payable, less current maturities	319,038
Long-term unearned revenue	683,334
TOTAL LONG-TERM OBLIGATIONS	3,448,550
TOTAL LIABILITIES	4,054,751
MEMBERS' EQUITY	
Members' Equity	2,230,746
Accumulated other comprehensive income	50,897
TOTAL MEMBERS' EQUITY	2,281,643
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,336,394

The accompanying notes are an integral part of the financial statements.

MIDWESTERN SECURITIES TRADING COMPANY, LLC & SUBSIDIARY
CONSOLIDATED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
REVENUES	
Security commissions	$ 138,337
Fees for account supervision, investment advisory and administrative services	11,888,798
Revenue from sale of investment company shares	120,837
Other revenue	2,317,664
TOTAL REVENUE	14,465,636
EXPENSES	
Personnel expenses	1,684,469
Commissions	9,070,436
Clearing charges	1,136,406
Other expenses	1,971,782
TOTAL EXPENSES	13,863,093
NET INCOME	$ 602,543
OTHER COMPREHENSIVE INCOME (LOSS)	
Unrealized gains (losses) on marketable securities	(12,111)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	590,432
TOTAL COMPREHENSIVE INCOME	$ 590,432

The accompanying notes are an integral part of the financial statements.

MIDWESTERN SECURITIES TRADING COMPANY, LLC & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Members' Equity	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE AT BEGINNING OF YEAR	$ 2,001,789	$ 63,008	$ 2,064,797
Net income	602,543	-	$ 602,543
Other comprehensive income (loss)	-	(12,111)	$ (12,111)
Member contributions	-	-	$ -
Member distributions	(373,586)	-	$ (373,586)
BALANCE AT END OF YEAR	$ 2,230,746	$ 50,897	$ 2,281,643

MIDWESTERN SECURITIES TRADING COMPANY, LLC & SUBSIDIARY
CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
BALANCE AT BEGINNING OF YEAR	$ 2,535,587
Debt incurred	-
Payments on Debt	(43,944)
BALANCE AT END OF YEAR	$ 2,491,643

MIDWESTERN SECURITIES TRADING COMPANY, LLC & SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

		2024
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	602,543
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation		36,269
Amortization		264
(Increase) decrease in operating assets		
Marketable investments		(864,501)
Commissions receivable		(12,867)
Advances		(45,492)
Prepaid expenses		(19,859)
Increase (decrease) in operating liabilities		
Commissions payable		5,173
Accounts payable		45,986
Accrued expenses		41,945
Unearned revenue		(116,666)
Net cash provided by (used in) operating activities		(327,205)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisitions of property, plant and equipment		(316,327)
Net cash used in investing activities		(316,327)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from business development credit		1,000,000
Payments on long-term obligations		(49,019)
Distributions to members		(373,586)
Net cash provided by financing activities		577,395
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(66,137)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		1,041,454
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	975,317
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Income taxes	$	-
Interest	$	110,329

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— The Firm is a referring broker-dealer in securities registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. As a referring broker dealer, the Company executes securities transactions but does not carry securities accounts for customers or perform custodial functions related to customer accounts. The Company therefore claims an exemption from SEC Rule 15c3-3 under Section (k)(2)(ii) and as a Non-Covered Provision.

   During 2023 the Firm created a new Limited Liability Company, MTSC Properties, LLC with the Firm being the sole member. The purpose of this LLC was to purchase one of the office buildings from which the Firm operates. The assets, liabilities and operations of this wholly owned subsidiary are included in the accompanying consolidated financial statements.

b. Recently Issued Accounting Pronouncement Adopted – In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. This pronouncement was adopted effective January 1, 2024. For further information refer to Note 8.

c. Cash and Cash Equivalents— The Company considers money market funds and deposits with clearing organization to be cash equivalents. Cash equivalent funds not covered by depository insurance amounted to $78,914 at December 31, 2024.

d. Revenue Recognition—The Firm earns wealth management and investment brokerage fees from its contracts with customers to manage assets for investment, and or to transact on their accounts. These fees are primarily earned over time as the Firm provides the contracted quarterly services and are generally assessed based on an agreed upon rate of the market value of the assets under management. Fees that are transaction based are recognized at the point in time that the transaction is executed.

   In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts and Customers: Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with this pronouncement by recognizing revenue in accordance with the five components of the pronouncement:

   - Identify the contract with the customer
   - Identify the performance obligation
   - Determine the transaction price
   - Allocate the transaction price to the performance obligation
   - Recognize the revenue when the performance obligation is met

e. Marketable Investments— Marketable investments consist of mutual funds which include marketable equity securities, bonds and cash. The Company accounts for its marketable investments as "trading securities" which are measured at fair value in the statement of financial condition. When quoted market prices are not available other methods are utilized to estimate fair value as described in Note 6. Investment income (including realized and unrealized gains and losses on investments, interest and dividends) are reported as increases and decreased in the statement of income and members' equity.

f. Commissions Receivable— No allowance for credit losses is established as all receivables are considered to be collectable. Any losses from credit losses are charged directly to earnings. The Firm considers this method

to be not materially different from the allowance method.

g. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

h. Property, Plant and Equipment— Property, Plant, and equipment, consisting of buildings, furniture, equipment, and leasehold improvements, are carried at cost, less accumulated depreciation. Depreciation is computed by the straight-line and accelerated methods over useful lives of five to thirty-nine years.

i. Income Taxes— The Company became an LLC on January 1, 2000, and is taxed as a partnership. The partners or "members" of the LLC will be taxed on the earnings at the individual level and as a result there is no provision for income taxes presented in the financial statements. The Company files income tax returns in the U.S. federal and State of Illinois jurisdictions.

NOTE 2: DEPOSITS WITH CLEARING ORGANIZATION

Included in cash and cash equivalents, the Company has a deposit with a clearing organization of $50,000 at December 31, 2024.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company is related to Michael Graham Properties by common ownership. The Company rents office space from this related party. The lease is paid on a month-to-month basis. Rents in 2024, through June, amounted to approximately $4,406 per month. Pursuant to the lease, the Company also pays 50 percent of all utilities, garbage, custodial, lawn care, real estate taxes, repair and maintenance costs, phone bills, and office supplies. Rent expense amounted to $30,124 for the year ended December 31, 2024. The lease was mutually terminated with no penalty as of July 1st, 2024.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule l5c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had adjusted net capital of $922,903, which was $872,903 in excess of its required net capital of $50,000.

NOTE 5: RETIREMENT PLAN

The Company has a 401(k)-retirement plan which covers employees that meet specific earnings requirements. The Company matches the employee's contribution up to 4% of his or her compensation for the year. The Company's contribution expense for the year ended December 31, 2024, was $44,428.

NOTE 6: FAIR VALUE MEASUREMENTS

The Firm has investment equity securities which are stated at fair value. Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available. Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level

input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

These equity securities are all classified as Level 1 assets in the fair value hierarchy established in FASB 157. Increases or decreases in market value are reflected in the income statement.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2024:

	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Marketable Investments Mutual Funds				
	$1,667,128	$ 1,667,128	$ -	$ -

NOTE 7: LONG-TERM OBLIGATIONS

The Firm entered into a long-term contract payable to the trust of a former member for the purchase of his equity in the Firm in the amount of $2,790,360. The purchase price included goodwill of $2,737,600. Monthly payments of $10,810 including interest at 3.42% beginning on June 1, 2017 and continuing through 2056. This obligation is subordinate to any other creditor's claims.

Future obligations under this contract are as follows:

2025 - $45,465; 2026 - $47,040; 2027 - $48,670; 2028 - $50,355; 2029 - $52,100
Thereafter - $2,248,013

The Subsidiary secured a mortgage loan to purchase the Everett Street office building in the original amount of $330,000 payable over twenty-five years. The monthly payment is $2,328 for the first five years and $2,451 for the remaining twenty years. The loan is a variable interest loan with an initial interest rate of 6.88% for the first five years and adjusted at that time for the remaining term of the loan. This loan is secured by the Everett Street office building.

Future obligations under this contract are as follows:

2025 - $5,086; 2026 - $5,904; 2027 - $6,329; 2028 - $6,632; 2029 - $6,728
Thereafter - $293,445

NOTE 8: SEGMENT REPORTING

The Company is engaged in a single line of business as a referring securities broker-dealer which is comprised of wealth management and investment brokerage services described in Note 1. The Company has identified Michael Graham as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy,

such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies in Note 1.

NOTE 9: COMMITMENT & CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2024. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 10: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the related noted to the financial statements.

MIDWESTERN SECURITIES TRADING COMPANY, LLC & SUBSIDIARY
SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
AS OF DECEMBER 31, 2024

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	2,281,643
plus liabilities subordinated to claims of general creditors		2,491,643
plus other allowable credits		-
less nonallowable assets from Statement of Financial Condition		(3,600,314)
Net capital before haircuts on securities positions		1,172,972
Haircuts on securities		(250,069)
Net Capital	$	922,903
Aggregate Indebtedness	$	1,563,108
Net capital required based on aggregate indebtedness (6-2/3%)		104,207
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		50,000
Excess Net Capital	$	872,903
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggregate indebtedness		156,311
(B) - 120% of minimum net capital requirement		60,000
Net Capital less the greater of (A) or (B)	$	766,592
Percentage of Aggregate Indebtedness to Net Capital		169.37%

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2024, there were no material differences between audited net capital, above and net capital as reported in the Firm's Part IIA of the Firm's most recently filed FOCUS report.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Members
Midwestern Securities Trading Company, LLC & Subsidiary

I have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Management of Midwestern Securities Trading Company, LLC & Subsidiary (the Firm) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Firm has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purposes of assisting you and SIPC in evaluating the Firm's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

I was engaged by the Company to perform this agreed-upon procedures engagement and conducted my engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). I was not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Firm's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, I do not express such an opinion or conclusion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

I am required to be independent of the Firm and to meet my other ethical responsibilities in accordance with the relevant ethical requirements related to my agreed-upon procedures engagement.

This report is intended solely for the information and use of the Firm and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 17, 2025

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
(765) 267-1156 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Midwestern Securities Trading Company., LLC & Subsidiary

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Midwestern Securities Trading Co., LLC & Subsidiary, (the Firm) identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed the following exemption from 17 C.F.R. §2 4 0.15c3-3:(k)(2)(ii) and (2) the Firm stated that they met the identified exemption provision throughout the most recent fiscal year without exception.

The Firm is also filing this Exemption Report because the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm. In addition, the Firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Firm; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Firm's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Firm Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Firm's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
March 17, 2025

MIDWESTERN SECURITIES

Main Office
300 E. Washington St., Suite 3
P.O. Box 2528
East Peoria, IL 61611

Business Development Campus
235 Everett St.
P.O. Box 2528
East Peoria, IL 61611

Phone: 309-699-6786 • 1-800-732-8601 • Fax: 309-699-7498

Midwestern Securities Trading Company, LLC., is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission 17 C.F.R. §2 4 0.17a-5, "Report to be made by certain brokers and dealers". This Exemption Report was prepared as required by 17 C.F.R. §2 4 0 17a-S (d)(4). To the best of its knowledge and belief, Midwestern Securities Trading Company, LLC. states the following:

1) Midwestern Securities Trading Company, LLC claimed an exemption from 17 C.F.R. §2 4 0 15c3-3 under the provision of 17 C.F.R. §2 4 0 15c3-3 (k)(2)(ii) for revenue cleared through our clearing-broker for the year ended December 31, 2024, and

2) Midwestern Securities Trading Company, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Midwestern Securities Trading Company, LLC has met the identified exemptive provisions of 17 C.F.R. §2 4 0 15c3-3 throughout the most recent fiscal year without exception.

2/26/25

Signature & Date

Midwestern Securities Trading Company, LLC

Nathan White, CFO

February 26th, 2025